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16014233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

*

SEC FILE NUMBER
8-67955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: East Wind Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 West 50th Street, 19th floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer 561-784-8922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tabriztchi & Co., CPA, P.C.
(Name – *if individual, state last, first, middle name*)

7 Twelfth Stree	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Joshua Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East Wind Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

DEBORAH A. HOLIHAN
Notary Public
State of New York
No. 01HO6130254
Qualified in Nassau County
Commission Expires July 11, 20 17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Independent Registered Public Accounting Firm on the Exemption Report
- x (p) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CNS Securities, LLC

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2015
(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2015

EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

EAST WIND SECURITIES, LLC
FINANCIAL STATEMENT
DECEMBER 31, 2015
AND INDEPENDENT AUDITORS' REPORTS THEREON

TABLE OF CONTENTS

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of AICPA

Registered with PCAOB

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
East Wind Securities, LLC
New York, NY

We have audited the accompanying statement of financial condition of East Wind Securities, LLC as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of East Wind Securities, LLC's management. Our responsibility is to express an opinion on this financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of East Wind Securities, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Tabriztchi & Co., CPA, P.C.
Garden City, New York
February 26, 2016

7 Twelfth Street Garden City, NY 11530 • Tel: 516-746-4200 • Fax: 516-746-7900
Email:Info@Tabrizcpa.com • www.Tabrizcpa.com

EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets		
Cash	$	448,729
Prepaid expense and other assets		13,921
Accounts receivable		71,750
Equity based instrument - warrant		97,661
Total assets	$	632,061
Liabilities		
Accounts payable and accrued expenses	$	118,529
Due to affiliate		145,202
Total liabilities		263,731
Member's equity		368,330
Total liabilities and member's equity	$	632,061

The accompanying notes are an integral part of the financial statements.

NOTE 1 -NATURE OF BUSINESS

Organization

East Wind Securities, LLC (the "Company"), was formed in New York in April 2008. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company principally provides financial advisory services to US (or foreign) based companies, including mergers and acquisition related services. The Company also acts as placement agent for equity and debt private placements on behalf of its clients. On of July 6, 2015, FINRA approved assignment of 100% ownership interests of East Wind Securities LLC to its affiliate, East Wind Holdings, LLC.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management is required to make estimates and assumptions to prepare financial statements in conformity with U.S. generally accepted accounting principles (*"GAAP"*). Management's estimates and assumptions materially affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase. The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Income Taxes

The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to the sole member.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The established hierarchy for inputs used, in measuring fair value, maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when

available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 – Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, which utilize the Company's estimates and assumptions.

If the volume and level of activity for an asset or liability have significantly decreased, the Company will still evaluate the fair value estimate as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

The following table sets forth the fair value of our financial assets that were measured on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 448,729	-	
Securities available for sale			$97,661

Derivative Assets- Equity Warrant Assets

In connection with its investment advisory services, from time to time, the Company has obtained equity warrant assets giving it the right to acquire stock in primarily private companies in the educational technology industry. The equity warrant assets entitle the Company to buy a specific number of shares of stock at a specific price within a specific time period. The warrant agreements typically contain net share settlement provisions, which permit the Company to receive at exercise a share count equal to the intrinsic value of the warrant divided by the share price (otherwise known as a "cashless" exercise).

The cost method is used to account for equity warrant assets received in exchange for services. The lower of cost or fair value, is followed for investments in equity warrant assets if a decline in fair value is considered to be another-than-temporary impairment.

The fair value of the equity warrant assets received for services, as of December 31, 2015, is estimated using the Binomial option pricing model, which incorporates the following significant inputs:

- An underlying asset value which is estimated based on current information available, including any information regarding subsequent rounds of funding for the entity issuing the warrant.
- A contractually determined strike price.
- A volatility assumption which is based on average historical price volatility of a publicly traded index similar in nature to the underlying client companies issuing the warrant. The estimated volatility was 17.18%.
- A term of exercise which equals the Company's expected holding period and is utilized as the basis for determining the expected remaining life of the equity warrant assets. Equity warrant assets may be exercised in the event of acquisitions, mergers or IPOs, and cancelled due to events such as bankruptcies, restructuring activities or additional financings. These events may cause the expected remaining life assumption to be shorter than the contractual term of the warrants. The terms of the equity asset warrants ranged from1.5 to 6.5 years.A risk-free interest rate which is derived from the Treasury yield curve and is calculated based on the risk-free interest rates that correspond closest to the expected remaining life of the warrant. The risk-free interest rates used for the equity warrant assets portfolio valuation ranged from .86% and 2.01% US Treasury Notes, respectively based on exercise terms.

The aggregate carrying amount of equity warrant assets was $97,661, on December 31, 2015. There were no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and the Company is exempt from estimating interim fair values because it does not a publicly traded company.

NOTE 3 – CASH

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2015, the Company had balances in excess of insured limits totaling $328,035. The Company has not experienced any losses in such accounts. The carrying value of cash at December 31, 2015 was $448,729. The cash balance at banking institutions at December 31, 2015 was $578,035.

NOTE 4 – ACCOUNTS RECEIVABLE

Trade accounts receivable are stated at the amount the Company expects to collect. The allowances for doubtful accounts are maintained for estimated losses resulting from the inability of its customers to make required payments. We consider the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Due to the nature of the accounts receivable balance, we believe the risk of doubtful accounts is minimal. If the financial condition of our customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. We provide for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. We recorded no material bad debt expense in each of the last three years. The allowance for doubtful accounts was zero, at December 31, 2015.

NOTE 5 –RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

The Company has an "*Expense Sharing Agreement*" ("the Agreement") with East Wind Advisors, LLC ("East Wind Advisors"), a New York limited liability company, and related entity. Under the Agreement, the Company agreed to pay East Wind Advisors, LLC monthly for rent and related expenses and certain other operating expenses.

As of December 31, 2015, the Company owed East Wind Advisors $145,202 under the Agreement, inclusive of additional allocations of year-end compensation and related expenses.

Management Fee Agreement

On September 1, 2010, the Company entered into a "*Management Fee Agreement*" with East Wind Advisors and East Wind Holdings, LLC ("East Wind Holdings"), a related entity. Under the Management Fee Agreement, the Company agreed to pay East Wind Advisors and East Wind Holdings for management consulting services provided. On January 1, 2015, this agreement was terminated by all parties. For the year ended December 31, 2015 there were no fees charged to the Company under this agreement. As of December 31, 2015, no amounts were due to East Wind Advisors or East Wind Holdings, LLC under this agreement.

EAST WIND SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

NOTE 6 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15(c) 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. The Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015 the Company had net capital of $184,998 which was $167,416 in excess of its minimum dollar net capital requirement of $17,582. The ratio of aggregate indebtedness to net capital was 1.43 to 1.

NOTE 7 – SUBSEQUENT EVENTS

Management had considered subsequent events through February 26, 2016; the date financial statements were available to be issued. During this period there have been no events that would require recognition or disclosure in the financial statement.